UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2023 Trading Update (Unaudited)
17th January 2024	Strong execution delivers financial performance in line with upgraded guidance. Pearson well positioned for 2024 and beyond

Highlights
●	Underlying Group sales growth1 of 5% for the full year, excluding OPM2 and the Strategic Review3 businesses.
●	Group adjusted operating profit of c.£570-575m at £:$ of 1.25 for the full year, up more than 30% on an underlying basis compared to 2022, resulting in a margin of c.15.5%.
●	Strong full year performance driven by Assessment & Qualifications and English Language Learning.
●	Cost efficiency programme successfully delivered £120m of savings.
●
We're encouraged by how students are engaging with our generative AI study tools and will be expanding the current beta to many more MyLab and Mastering titles by Fall semester 2024. Higher Education platform units also delivered encouraging growth.

●	Pearson+ passed the milestone of 1 million cumulative paid subscriptions for the calendar year.

Omar Abbosh, Pearson's Chief Executive, said:
"I am excited to be leading this high quality, purpose-driven company and I would like to thank Andy for the strong progress made under his leadership.

Pearson saw strong strategic and operational progress in 2023 leading to financial performance ahead of our initial expectations. The Group is well positioned to seize growth opportunities and deliver long-term future value for all of our stakeholders. I look forward to leading the next phase in Pearson's ongoing evolution."

Underlying sales growth1 of 5% for 2023, excluding OPM2 and Strategic Review3 businesses; 1% in aggregate
●
Assessment & Qualifications sales were up 7% for the full year largely driven by a strong performance in Pearson VUE with good progress in IT and healthcare alongside the commencement of new contracts. VUE test volumes4 grew 6% to 20.7m. There was also good growth across US Student Assessments, Clinical and UK & International Qualifications, due to new contract wins, good government funding and price increases. As anticipated, Q4 sales growth of 3% was slower than in prior quarters due to contract phasing.

●
Virtual Learning sales decreased 20% for the full year, primarily due to an 87% expected decrease in the OPM business given the previously announced ASU contract loss. Virtual Schools sales declined 2% for the full year, with enrolments for the 2023/24 academic year lower due to the previously announced loss of a larger partner school. Excluding this impact, enrolments were up 1%. Virtual Schools sales grew 5% in Q4, primarily driven by improvements in funding, as well as growth associated with the launch of Connections Academy Career Pathways.

●
Higher Education sales were down 3% for the full year, in line with expectations, driven by loss of adoptions to non-mainstream publishers in the first half of the year, as well as pricing mix. We saw strong growth in Inclusive Access sales to not-for-profit institutions, which were up 22% for the year, and delivered 2% growth in platform units. We're encouraged by how students are engaging with our generative AI study tools and will be expanding the current beta to many more MyLab and Mastering titles by Fall semester 2024. Q4 sales were flat. Pearson+ performed well with 3.03m registered users and 516k paid subscriptions, representing 27% growth compared to the prior year Fall semester. Pearson+ passed the milestone of 1 million cumulative paid subscriptions for the calendar year.

●
English Language Learning sales increased 30% for the full year with all three segments contributing to this growth. Pearson Test of English (PTE) was the outstanding contributor, delivering volume growth of 49% against a backdrop of favourable migration policy in Australia and market share gains in India. Q4 sales grew 22% largely driven by PTE and Institutional. We launched PTE for Canadian Student Direct Stream visa applications in the second half of 2023 and expect to begin delivering PTE for Canadian economic immigration visa applications in the first quarter of 2024. We are continuing to invest in building our brand awareness and testing capacity in the competitive Canadian market.

●
Workforce Skills sales grew 11% for the full year, with a solid performance in both Vocational Qualifications and Workforce Solutions. Sales grew 28% in Q4, driven by strong growth in BTECs, both in the UK and internationally.

Share buyback
●	The previously announced buyback to repurchase £300m of shares continued, with £188m of shares repurchased as at 31st December 2023.
●	As at 15th January 2024 £206m of shares had been repurchased at an average price of 918p per share, representing 69% of the total programme.

Strong financial position
●	Pearson's financial position remains robust, with a strong balance sheet, net debt of less than £0.8bn and a strong 2023 cash performance.

Financial calendar
●	Full year results will be announced on 1st March 2024. We will hold a virtual presentation and Q&A session, during which we will outline the 2024 outlook.
●	A business and strategic update will be provided at our Interim results in July.

Financial summary Underlying growth for the fourth quarter and financial year ended 31st December 2023 compared to the equivalent period in 2022.

Sales	Q4	Full Year
Assessment & Qualifications	3%	7%
Virtual Learning	(22)%	(20)%
Higher Education	0%	(3)%
English Language Learning	22%	30%
Workforce Skills	28%	11%
Strategic Review3	(125)%	(74)%
Total	0%	1%
Total, excluding OPM2 and Strategic Review3	6%	5%

For an accompanying data sheet providing 2023 metrics relating to sales across select key businesses as well as a breakdown of US Higher Education Courseware college units and Pearson+ metrics, please follow this link.

1Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes.
2We have completed the sale of the Pearson Online Learning Services (POLS) business and as such have removed from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance.
3Strategic Review is sales in international courseware local publishing businesses being wound down, which will continue to be reported separately until dissipated.
4VUE test volumes include GED tests but sales for GED are reflected in the Workforce Skills division. PDRI test volumes are not currently included in this metric.

Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Media Teneo Pearson	Charles Armitstead Laura Ewart	+44 (0) 7703 330 269 +44 (0) 7798 846 805

About Pearson
At Pearson, our purpose is simple: to add life to a lifetime of learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's leading learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 January 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary